Exhibit 99.4

FAQ Shareholders

Intended Closing Date = 31.01.2021

1.	What do I need to sign to accept the offer?

Couple of documents, which will highlight the most important terms and info about your shareholdings.

2.	How will the signing of the agreement for each shareholder be done?

Signatures and entering bank details is done through the online portal of SRS Acquiom. You will receive an email invitation to their online portal.

3.	When will I receive the Cash? Will some part of the Cash come later?

Provided that you have signed the necessary documents and provided bank details in the SRS portal, the payment should be done either at Closing date or as soon as possible after. Note that there will be a holdback for post-closing transaction expenses and other adjustments, which is currently set as 1m EUR in total (appr 0.11 EUR per share). What is left of this amount will be distributed at a later point. The Company may decide to adjust the holdback amount.

4.	When and how will I receive the GAN shares?

Provided that you have signed the necessary documents, the shares will be issued to you in electronic form at Closing date by GAN’s transfer agent, Continental Stock. Note that the shares will be subject to lock-up of 90 days (while six months for management and option holders). You will receive a statement from Continental stating how many shares of GAN you own. Note that Continental Stock is not a broker - In order to trade the shares, you can after the lock-up period transfer the shares to a broker of your choice (e.g. your local bank). This is done by contacting the broker / investment bank you have established an account with, and then the broker will then organize the move with Continental. The transfer takes two days to complete, according to the info from Continental. For Estonian residents, we are in touch with LHV Bank, and will provide some more information. For shareholders located in other jurisdictions, we recommend you to do research on which broker to choose. Typically, the largest banks offer broker services through its investment arm.

5.	Is the GAN share price in the deal locked at EUR 14.51 (USD 17.1152), which translates into appr. 0.52 of a GAN share per Vincent Group share?

Yes. However, you may be aware that GAN intends to issue new Equity for financing the acquisition. Coolbet shareholders have a price protection, as in case the equity financing (or an alternative financing) prior to Closing is done at a lower share price than 17.1152 USD, the GAN shares to be issued to Vincent Group shareholders in connection with the acquisition, will be valued at the per share price applicable in the financing round. and hence increase the number of shares to be received accordingly. The USD/EUR exchange for calculation of the GAN share price into the Purchase Price of Coolbet is fixed to 1.18.

6.	Is it possible to get everything 100% in GAN shares or is the proportion fixed at 54% in cash and 46% GAN shares for all shareholders?

The proportion of 54% cash and 46% GAN shares is fixed across all shareholders. As stated in the first email however, adjustments for net cash in the balance sheet of Coolbet will be added to the cash part of the purchase price, so effectively cash will comprise a bit more than 54%.

7.	Can I buy GAN shares now?

You are free to trade in the GAN shares. Note that the lockup of 90 days is only applicable to the shares in GAN you will receive as part of the deal.

8.	Can the shares and cash be transferred to any account in my name?

The payment process is handled by SRS Acquiom, and you will enter your bank details in their online portal. According to the current information we have, there are no restrictions on any banks.

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